Exhibit 4.29. Form of Waiver Agreement with GSSF and Grypon

AMERICAN TECHNOLOGIES GROUP, INC.

Mr. Warren W. Garden
Authorized Agent for
GSSF Master Fund, LP
and Gryphon Master Fund, L.P.
100 Crescent Ct., Suite 490
Dallas, TX 75201

RE:	American Technologies Group, Inc.
Our File No.:24739.50336
Dear Warren:

Reference is hereby made to the Registration Rights Agreements (the “Registration Rights Agreements”) entered into as of September 7, 2005 and April 26, 2006 by and between American Technologies Group, Inc., a Nevada corporation (“ATG”), Gryphon Master Fund, L.P., (“GMF”), and GSSF Master Fund, LP (“GSSF”) which require ATG to file a registration statement with respect to the Registrable Securities (as defined in the Agreements). Reference is also hereby made to the convertible term notes in the total amount of $500,000 payable to GMF and GSSF dated as of September 7, 2005 (the “Notes”). Reference is further made to that certain security agreements also dated September 7, 2005 by and between ATG, GMF and GSSF (the “Security Agreements”). Based on conferences with GSSF and GMF, GMF and GSSF have agreed to the following amendments to the Registration Rights Agreement, the Notes and Security Agreement:

1. The Filing Dates in each of the Registration Rights Agreements shall be, and hereby are, extended to January 31, 2007 with respect to all Registrable Securities as defined in the Registration Rights Agreements.

2.  The Effectiveness Dates in each of the Registration Rights Agreements shall be, and hereby are, extended to April 15, 2007 with respect to all Registrable Securities as defined in the Registration Rights Agreements.

3. The Maturity Dates of the Notes (as defined in the Notes) shall be extended through September 30, 2007.

4. Moreover, GMF and GSSF hereby agree to waive any claims for default and damages (including claims for liquidated damages pursuant to Section 2 of the Agreements) that have accrued through the date set forth below as a result of ATG’s failure to meet its obligations with respect to the Filing Dates and Effectiveness Dates as originally defined in the Registration Rights Agreements, and/or to the extent that ATG has failed to make timely payments pursuant to the unmodified terms of the Notes. Further, GMF and GSSF further agree to waive any claim for default as a result of ATG’s failure to meet the financial reporting requirements set forth in section 11 of the Security Agreements from September 7, 2005 through January 15, 2007, provided, that ATG shall bring itself into compliance with such requirements prior to January 31, 2007.

If these above-described amendments are satisfactory to you, please execute the acknowledgement portion of this letter in the space set forth below which will constitute your agreement to the foregoing terms.

Sincerely,

Michael S. Luther

ACCEPTANCE

Acknowledged and agreed this 12th day of December 2006 by the undersigned.

Gryphon Master Fund, L.P.

/s/ E.B. Lyon, IV, authorized agent

GSSF Master Fund, LP

/s/ E.B. Lyon, IV, authorized agent